UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market – Independent Auditor Substitution” dated on May 7, 2012.

São Paulo, May 7, 2012.

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 20º andar
Rio de Janeiro - RJ
CEP: 20159-900

Re.: Independent Auditor Substitution

In compliance with CVM Instruction no. 308 and in addition to the Notice to the Market, released by the Company on November 22, 2011 (copy attached), Telefônica Brasil S.A. (“Company”) reiterates that its Board of Directors approved, at a meeting held on November 7, 2011, the hiring of Directa Auditores Independentes to begin its activities as from the review of quarterly information of the first quarter 2012 in substitution for Ernst & Young Terco Auditores Independentes. The substitution complies with the independent auditor substitution requirements set forth in the applicable law.

However, we clarify that Ernst & Young Terco continues as auditor of the Company in relation to the financial statements prepared in accordance with the international accounting standards (IFRS) for purposes of filling the 20F in the Securities and Exchange Commission (SEC).

Sincerely,

Gilmar Roberto Pereira Camurra
Investor Relations Officer
Investor Relations
Tel: +55 11 7420-1172

In accordance:

Ernst & Young Terco Auditores Independentes S/S	Directa Auditores Independentes
p. Alexandre Hoeppers	p. Clóvis Ailton Madeira

NOTICE TO THE MARKET

CHANGE OF INDEPENDENT AUDITOR – CVM INSTRUCTION No. 308/99

Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), in accordance with article 31 of CVM Instruction no. 308/99, as amended, which determines the rotation of independent auditors every five years, hereby informs to its shareholders and the market in general that, on the meeting held on November 7, 2011, the Company’s Board of Directors approved the hiring of Directa Independent Auditors (“Directa”). Directa will begin its activities from the review of quarterly information of the first quarter of 2012.

However, Ernst & Young Terco continues as auditor of Telefônica Brasil S.A. in relation to the financial statements prepared in accordance with the international accounting standards (IFRS) for purposes of filling the 20-F in the Securities and Exchange Commission (SEC).

Additionally, Ernst & Young Terco continues as auditor of the Telefônica Brasil S.A. subsidiaries (all privately held), for which there is no requirement of auditors’ rotation, namely: Vivo S.A., A Telecom S.A., Telefónica Data S.A., Telefónica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., and its affiliates: Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Lemontree Participações S.A.

São Paulo, November 22, 2011.

Gilmar Roberto Pereira Camurra
Investor Relations Officer
Telefônica Brasil S.A.
Investor Relations
Tel: +55 11 7420-1172
Email: ri.telefonicabr@telefonica.com.br
Available information: www.telefonica.com.br/investidores

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	May 15, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director